UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number:  001-36277

North Atlantic Drilling Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the earnings release of North Atlantic Drilling Ltd. (the "Company"), dated May 24, 2017, announcing the Company's results for the first quarter ended March 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH ATLANTIC DRILLING LTD. (registrant)

Dated: May 25, 2017	By:	/s/ Georgina Sousa
Name: Georgina Sousa
Title: Secretary

EXHIBIT 99.1

North Atlantic Drilling Ltd. (NADL) – First quarter 2017 results

Highlights for the first quarter

•	Revenues of $72.6 million.

•	Operating loss of $24.5 million.

•	EBITDA[1] of $30.6 million.

•	Economic Utilization[2] of 98%.

•	Net loss of $52.9 million and net loss attributable to shareholders of $56.4 million. The loss per share was $2.34.

•	April 11, 2017, the Company announced it secured 10-year contract awards for the West Elara and West Linus with ConocoPhillips Skandinavia AS

Financial highlights

First quarter 2017 results

Revenues for the first quarter 2017 were $72.6 million compared to $81.8 million for the fourth quarter of 2016. The primary reason for the decrease is due to the West Epsilon concluding its contract in the fourth quarter and remaining idle. The fall is partly offset by the West Phoenix commencing operations in February 2017.

Operating loss for the first quarter was $24.5 million, compared to the fourth quarter of 2016 operating loss of $24.9 million. The impact on the total operating income of the West Phoenix starting operations is offset by the impact of the West Epsilon concluding its contract in the fourth quarter as noted above.

Net financial items for the first quarter of 2017 amounted to a charge of $28.5 million. The charge included $26.4 million in interest expenses and a gain on financial derivatives of $3.4 million, partly offset by a foreign exchange loss of $0.7 million related to the NOK1,500 million bond. The fourth quarter of 2016 incurred a net financial charge of $31.0 million, including interest expenses of $26.6 million, and a loss on derivatives of $17.6 million, partly offset by a foreign exchange loss of $14.9 million related to the NOK1,500 million bond.

Net loss for the first quarter was $52.9 million and net loss attributable to shareholders was $56.4 million, resulting in a basic loss per share of $2.34.  This is compared to net loss of $53.4 million and a net loss attributable to shareholders of $56.9 million for the fourth quarter of 2016.

--------------------------------------
[1]
EBITDA is defined as 'Earnings Before Interest, Tax, Depreciation and Amortization' and has been calculated by taking operating loss of $24.5 million, plus depreciation of $55.1 million, but excluding gains or losses on disposals.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

1

Balance sheet as at March 31, 2017

As at March 31, 2017, total assets decreased to $2,795.5 million from $2,918.4 million compared to the previous quarter.

Total current assets decreased to $108.4 million from $176.2 million compared to the previous quarter. The decrease was mainly due to the fall in cash balances following repayments of long term debt, as noted below. Accounts receivables also decreased following the collection of receivables as contracts concluded and other settlements were made.

Total non-current assets decreased to $2,687.1 million from $2,742.2 million compared to the previous quarter. The decrease was mainly due to depreciation on drilling units.

Total current liabilities decreased to $1,211.9 million from $1,260.9 million compared to the previous quarter. The decrease is primarily due to repayments of debt of $41.7 million on the $2 billion credit facility, as well as a fall in the mark-to-market liability on our interest rate and cross currency swaps.

Total interest bearing debt, including related party debt and the current portion, decreased to $2,229.9 million from $2,280.2 million during the quarter.  During the first quarter the Company repaid $11.9 million on the SFL Linus $475 million credit facility. During the quarter, $21 million of the revolving credit facility with Seadrill was utilized and then fully repaid, and no balance was outstanding at March 31, 2017.

Total equity decreased to $329.0 million from $386.0 million compared to the previous quarter. The decrease is primarily due to the net loss for the quarter of $52.9 million.

Cash flow

As at March 31, 2017, cash and cash equivalents decreased to $42.9 million from $68.7 million compared to the fourth quarter of 2016.

For the three-month period ending March 31, 2017, net cash provided by operating activities was $25.8 million, net cash provided by investing activities amounted to $2.3 million, and net cash used in financing activities was $53.5 million. For the three-month period ending March 31, 2016, net cash used in operating activities was $15.0 million, net cash provided by investing activities amounted to $2.3 million, and net cash used in financing activities was $53.5 million. The increase in net cash from operating activities compared to the prior year is due to the increase in working capital inflows, partly offset by lower operating income.

Operations

During the first quarter, North Atlantic Drilling had two offshore drilling rigs in operation offshore Norway for the full quarter, the West Elara and the West Linus, and one offshore rig that commenced operations offshore UK, the West Phoenix.  At the end of the quarter four rigs were idle: the West Navigator, the West Venture and the West Alpha and the West Epsilon. Economic utilization for the rigs in operation for the first quarter was 98%, compared to 98% in the fourth quarter.

Technical utilization for the second quarter 2017 to date is 98%.

2

Commercial

On February 17, 2017, the West Phoenix commenced under a 90-day contract with Total E&P UK Limited ("Total UK") which is expected to conclude in May.

On January 17, 2017, the Company announced a one well contract award for the West Phoenix from an undisclosed client which will be in direct continuation of the Total UK contract for work in the United Kingdom.

On January 20, 2017 the Company announced an extension for one well plus one optional well for the West Elara from Statoil Petroleum AS ("Statoil") in direct continuation of its existing Statoil contract for work in Norway.

On April 11, 2017 the Company announced it secured 10-year contract awards for the West Elara and West Linus with ConocoPhillips Skandinavia AS ("ConocoPhillips") for work in the Greater Ekofisk Area. The West Elara will commence in direct continuation of the current Statoil contract, and the West Linus contract with ConocoPhillips has been amended effective in April 2017.  The awards are subject to ConocoPhillips receiving partner approvals for the contracts.

In April, Statoil exercised an option to extend the contract for the West Elara with one additional well at a rate of $135,000 per day.  The contract is now expected to extend until September 2017.

Currently, the Company's estimated revenue backlog is $1.6 billion1.

West Rigel

On December 2, 2015, the Company signed an amendment with Jurong Shipyard for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel, or the Unit. The deferral period lasts until July 6, 2017. Following completion of the deferral period, the Company and Jurong have agreed to form a joint asset holding company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, the Company will continue to market the Unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the joint asset holding company. The West Rigel has no future capex and is classified as an asset held for sale.

Market Development and Outlook

The offshore drilling market remains challenging and we expect this dynamic to continue in the short to medium term.  The majority of customers remain focused on conserving cash and are still reluctant to commit to significant new capital projects offshore until an increased consistency and upward trend in oil prices is demonstrated. The significant rig supply overhang remains and a faster return to a balanced market will require drilling contractors to be more disciplined in retiring older units.

Tendering activity in the North Sea market has continued at increased levels over the past few months, albeit from a low base. Market behavior points increasingly to the market having reached its bottom. An increasing number of recent tenders released by oil companies seek to contract at current bottom of cycle dayrates for increased durations and / or with multiple fixed price options periods.

We remain committed to keeping our active units working in the short-term and to seeking value in long-term strategic relationships with our customers, as demonstrated with our recent fixtures. We still believe in the long term fundamentals of the North Sea drilling industry, driven by years of under-investment in new fields and the competitiveness of offshore resources on a full cycle basis.

Our enduring focus on our customers, safe and efficient operations and a disciplined approach to contracting, will ensure our fleet is well placed to capitalize when the market recovers.

--------------------------------------
[1]
The estimated backlog figure includes the recent ConocoPhillips awards, which have a portion of backlog calculated using a market indexed rate period based on the third party dayrate assumptions presented in the Seadrill Limited release dated January 31, 2017. The estimates are subject to changes based on market conditions.

3

Refinancing update

In April 2017, Seadrill and the Company reached an agreement with its bank group to extend the comprehensive restructuring plan negotiating period until July 31, 2017, reflecting significant progress on the terms of such restructuring made with the bank group.

Seadrill and the Company are now in advanced discussions with certain third party and related party investors and its secured lenders on the terms of a comprehensive recapitalization.  We are in receipt of a proposal from the third party and related party investors which remains subject to further negotiation, final due diligence and documentation.

We are also in discussions with certain bondholders who have recently become restricted again.

While discussions with our secured lenders and certain investors have advanced significantly, a number of important terms continue to be negotiated and no assurance can be given that an agreement will be reached. As previously disclosed, we continue to believe that implementation of a comprehensive restructuring plan will likely involve schemes of arrangement or chapter 11 proceedings, and we are preparing accordingly.

It is likely that the comprehensive restructuring plan will require a substantial impairment or conversion of our bonds, as well as impairment and losses for other stakeholders. As a result, the Company currently expects that shareholders are likely to receive minimal or no recovery for their existing shares.

The Company's business operations remain unaffected by these restructuring efforts and the Company expects to continue to meet its ongoing customer and business counterparty obligations.

Forward Looking Statements

This report includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company's plans, strategies, business prospects, changes and trends in its business and the markets in which it operates.  These statements are made based upon management's current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions, including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company's fleet, the cost and timing of shipyard and other capital projects,  the performance of the drilling rigs in the Company's fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions including the international financial crisis, changes in governmental regulations that affect the Company or the operations of the Company's fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and our ability to negotiate and complete a comprehensive restructuring, either on a consensual basis or otherwise. Consequently, no forward-looking statement can be guaranteed.  When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company's filings with the SEC, including its Annual Report on Form 20-F.

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

May 24, 2017

The Board of Directors

North Atlantic Drilling Ltd.

Hamilton, Bermuda

Questions should be directed to North Atlantic Management AS represented by:

Scott McReaken: Chief Financial Officer

4

North Atlantic Drilling Ltd

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Operations

for the three months ended March 31, 2017 and 2016

(In millions of US$)	Three month period ended March 31,
	2017	2016
		Restated
Operating revenues
Contract revenues	71.7	146.5
Reimbursable revenues	0.9	5.1
Total operating revenues	72.6	151.6

Gain on disposal *	—	2.4

Operating expenses
Vessel and rig operating expenses *	31.8	50.3
Reimbursable expenses	0.9	4.8
Depreciation	55.1	56.7
General and administrative expenses *	9.3	9.2
Total operating expenses	97.1	121.0

Operating (loss)/income	(24.5)	33.0

Financial items
Interest expense *	(26.4)	(26.0)
Gain from derivative financial instruments	3.4	5.0
Foreign exchange loss	(0.7)	(7.3)
Other financial items *	(4.8)	(1.8)
Total financial items	(28.5)	(30.1)

Loss before income taxes	(53.0)	2.9
Income tax benefit/(expense)	0.1	(4.0)
Net loss	(52.9)	(1.1)

Net income to non-controlling interest	3.5	3.8
Net loss attributable to the shareholders of the Company	(56.4)	(4.9)

Basic loss per share (US$) **	(2.34)	(0.20)
Diluted loss per share (US$) **	(2.34)	(0.20)

*	Includes transactions with related parties. Refer to Note 16 "Related Party Transactions".

**
As a result of the stock split and capital reduction, the earnings per share and declared dividends per share have been retrospectively adjusted for prior periods.  Refer to Note 13 "Share Capital" for more information.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Comprehensive Income

for the three months ended March 31, 2017 and 2016

(In millions of US$)	Three month period ended March 31,
	2017	2016
		Restated

Net loss	(52.9)	(1.1)

Other comprehensive (loss)/income, net of tax:
Unrealized actuarial gain relating to defined benefit pension scheme	(0.7)	5.3
Unrealized gain on interest rate swaps in the variable interest entities	0.5	(1.6)
Other comprehensive (loss)/income net of tax	(0.2)	3.7

Total comprehensive (loss)/gain for the period	(53.1)	2.6

Total comprehensive income attributable to non-controlling interests	4.0	2.2
Total comprehensive (loss)/gain attributable to the shareholders	(57.1)	0.4

Note: All items of other comprehensive income are stated net of tax.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Balance Sheets

as of March 31, 2017 and December 31, 2016

(In millions of US$ except for share, and per share data)	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	42.9	68.7
Restricted cash	2.9	5.2
Accounts receivables, net	36.5	76.0
Related party receivables	9.2	11.2
Other current assets	16.9	15.1
Total current assets	108.4	176.2
Non-current assets
Drilling units	2,476.0	2,528.8
Non-current assets held for sale	128.4	128.4
Other non-current assets	82.7	85.0
Total non-current assets	2,687.1	2,742.2
Total assets	2,795.5	2,918.4
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	1,038.7	1,078.5
Related party liabilities	48.4	36.6
Trade accounts payable	7.1	3.2
Tax payable	14.0	16.8
Other current liabilities	103.7	125.8
Total current liabilities	1,211.9	1,260.9
Non-current liabilities
Long-term interest bearing debt	870.0	880.5
Long-term debt to related party	321.2	321.2
Deferred taxes	44.9	48.4
Pension liabilities	2.9	3.2
Other non-current liabilities	15.6	18.2
Total non-current liabilities	1,254.6	1,271.5
Equity
Common shares of par value US$0.10 per share: 24,114,232 shares outstanding at March 31, 2017 (December 31, 2016: 24,114,232 shares outstanding)	2.4	2.4
Additional paid-in capital	50.0	49.9
Contributed surplus	2,037.6	2,037.6
Contributed deficit	(1,188.4)	(1,188.4)
Accumulated other comprehensive loss	(2.8)	(2.1)
Accumulated deficit	(569.8)	(513.4)
Total Shareholder's equity	329.0	386.0
Non-controlling interest	—	—
Total equity	329.0	386.0
Total liabilities and equity	2,795.5	2,918.4

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statement of Cash Flows

for the three months ended March 31, 2017 and 2016

(In millions of US$)	Three month period ended March 31,
	2017	2016
		Restated
Cash flow from operating activities
Net loss	(52.9)	(1.1)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	55.1	56.7
Amortization of deferred loan charges	2.5	2.0
Amortization of tax assets	2.3	2.3
Share based compensation expense	0.1	0.3
Unrealized gain related to financial derivatives	(8.5)	(12.3)
Unrealized foreign exchange loss on long-term interest bearing debt	0.8	9.3
Payments for long-term maintenance	(1.7)	(2.3)
Deferred income tax	(3.4)	(7.1)

Changes in operating assets and liabilities:
Trade accounts receivable	39.5	(30.9)
Trade accounts payable	3.9	(0.9)
Short-term related party receivables and liabilities	9.9	(8.8)
Other receivables and other assets	(1.9)	2.6
Other liabilities	(18.3)	(18.7)
Deferred revenue	(1.6)	(6.1)
Net cash provided by/(used in) operating activities	25.8	(15.0)

Cash flow from investing activities
Changes in restricted cash	2.3	2.3
Net cash provided by investing activities	2.3	2.3

Cash flow from financing activities
Installments paid on long-term interest bearing term debt	(53.5)	(53.5)
Proceeds from related party loan	21.0	—
Repayment of related party loans	(21.0)	—
Net cash used in financing activities	(53.5)	(53.5)

Effect of exchange rate changes on cash and cash equivalents	(0.4)	2.7

Net decrease in cash and cash equivalents	(25.8)	(63.5)
Cash and cash equivalents at the beginning of the period	68.7	150.9
Cash and cash equivalents at the end of the period	42.9	87.4

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Unaudited Consolidated Statements of Changes in Equity

for the three months ended March 31, 2017 and 2016

(In millions of US$)	Share capital	Additional paid-in capital	Contributed surplus	Contributed deficit	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholder's equity	Non-controlling interest	Total equity
Balance at December 31, 2015	2.4	49.2	2,037.6	(1,188.4)	(446.6)	(23.7)	430.5	26.5	457.0
Share based compensation	—		—	—	0.3	—	0.3	—	0.3
Other comprehensive income/(loss)	—	—	—	—	—	5.3	5.3	(1.6)	3.7
Net (loss)/income (Restated)	—	—	—	—	(4.9)	—	(4.9)	3.8	(1.1)
Balance at March 31, 2016 (Restated)	2.4	49.2	2,037.6	(1,188.4)	(451.2)	(18.4)	431.2	28.7	459.9

Balance at December 31, 2016	2.4	49.9	2,037.6	(1,188.4)	(513.4)	(2.1)	386.0	—	386.0
Share based compensation	—	0.1	—	—	—	—	0.1	—	0.1
Other comprehensive (loss)/income	—	—	—	—	—	(0.7)	(0.7)	0.5	(0.2)
Net (loss)/income	—	—	—	—	(56.4)	—	(56.4)	3.5	(52.9)
Dividends declared to non-controlling interest	—	—	—	—	—	—	—	(4.0)	(4.0)
Balance at March 31, 2017	2.4	50.0	2,037.6	(1,188.4)	(569.8)	(2.8)	329.0	—	329.0

See accompanying notes that are an integral part of these Consolidated Financial Statements.

North Atlantic Drilling Ltd

Notes to Unaudited Consolidated Financial Statements

Note 1 – General information

North Atlantic Drilling Ltd ("North Atlantic Drilling") is an offshore drilling contractor in the North Atlantic Area providing harsh environment drilling services to the oil and gas industry.  North Atlantic Drilling was formed as a wholly owned subsidiary of Seadrill Limited ("Seadrill" or the "Parent") on February 10, 2011 under the laws of Bermuda to acquire certain continuing businesses of Seadrill in the North Atlantic region. The Company was registered on the Norwegian Over The Counter (N-OTC) list on February 24, 2011. On January 29, 2014 the Company was listed on the New York Stock Exchange. Following the Initial Public Offering in January 2014, Seadrill owned 70.4% of the Company.

As of March 31, 2017, North Atlantic Drilling owned seven offshore drilling units, consisting of one drillship, three jack-up drilling rigs and three semi-submersible drilling rigs. In addition, one semi-submersible, the West Rigel, is classified as an asset held for sale as of March 31, 2017.

As used herein, and unless otherwise required by the context, the terms the "Company", "we", "Group", "our", "us" and words of similar import refer to North Atlantic Drilling and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The accompanying unaudited interim financial statements have been prepared on the same basis as the Company's audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments that are considered necessary for a fair statement of the Company's financial statements in accordance with generally accepted accounting principles in the United States of America (US GAAP). The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These consolidated financial statements should be read in conjunction with our annual report on form 20-F for the year ended December 31, 2016.  The amounts are presented to the nearest hundred thousand United States dollar (US dollar), unless stated otherwise.

The Company's consolidated financial statements have been prepared on a going concern basis and contemplate the realization of assets and satisfaction of liabilities in the normal course of business. However, the Company's going concern assumption is based on management's expectation that the current restructuring program will be completed successfully as described below.

The Company's liquidity requirements relate to servicing debt amortizations, interest payments, and funding working capital requirements. Sources of liquidity include existing cash balances, contract and other revenues. We have historically relied on our cash generated from operations to meet our working capital needs, as well as support from Seadrill. However, as a result of the downturn in the offshore drilling industry, Seadrill and the Company require additional liquidity to fully meet their obligations that fall due within one year after the date the financial statements are issued, given the debt repayments that are due in this period.

Over the past year the Company and Seadrill have been engaged in discussions with their banks, potential new investors, existing stakeholders and bondholders in order to restructure its secured credit facilities and unsecured bonds, and in order to raise new capital. The Company and Seadrill expect the implementation of a comprehensive restructuring plan will likely involve commencing schemes of arrangement in Bermuda or the United Kingdom, or Chapter 11 proceedings under the U.S. Bankruptcy Code.

Although discussions are well advanced and significant progress has been made, until such time our restructuring is completed, uncertainty remains and therefore substantial doubt exists over the Company's ability to continue as a going concern for twelve months after the date the financial statements are issued.

The Company's business operations are unaffected by these restructuring efforts and the Company expects to meet its ongoing customer and business counterparty obligations during the restructuring process.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited consolidated financial statements for the year ended December 31, 2016 unless otherwise included in these unaudited interim financial statements as separate disclosures.

Restatement

As announced on February 22, 2017, and explained in the Company's form 20-F filed on April 27, 2017, the Company concluded that its previously issued financial statements for the years ended December 31, 2015 and 2014, and the quarters ended March 31, June 30 and September 30, 2016 should no longer be relied upon as a result of a misstatement. In the form 20-F filed on April 27, 2017, the Company restated the financial statements for the year ended December 31, 2015 and 2014, and also presented the impact of the correction of the misstatements on the unaudited consolidated statements of operations, consolidated statements of comprehensive income, consolidated balance sheets and consolidated statements of cash flows for the quarters ended March 31, June 30 and September 30, 2016 (the "Restated Periods"). The misstatement related to the fair value accounting principles applied under U.S. GAAP to the Company's interest rate and cross currency swap portfolio. All amounts in this quarterly report affected by the restatement adjustments reflect such amounts as restated in the 20-F filed on April 27, 2017.

Note 2 - Recent Accounting Pronouncements

Recently adopted accounting standards

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. The adoption of this standard did not have a material impact on the Company's Consolidated Financial Statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements.  This new standard supersedes all existing revenue recognition requirements, including most industry-specific guidance. The new standard requires a company to recognize revenue when it transfers goods or services to customers in an amount that reflects the consideration that the company expects to receive for those goods or services. The new standard also requires additional qualitative and quantitative disclosures. In April 2015 the FASB proposed to defer the effective date of the guidance by one year.  Based on this proposal, public entities would need to apply the new guidance for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company's option, retrospectively to each period presented or as a cumulative-effect adjustment as at the date of adoption.  Early adoption is not permitted until periods beginning after December 15, 2016.

During 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, ASU 2016- 12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which do not change the core principle of the Standard Update, but instead clarify the implementation guidance and provide narrow-scope improvements.  In December 2016, the FASB also issued ASU  2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which includes additional guidance for disclosures related to remaining performance obligations.  Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 and ASC 842 relating to Leases; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018.  The Company continues to make significant progress on its review of the standard to determine the effect the requirements may have on its consolidated financial statements, according to its contract-specific facts and circumstances.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. At present, the Company does not expect the pattern of revenue recognition under the new guidance to materially differ from its current revenue recognition pattern and expects to transition using a modified retrospective approach whereby it will record the cumulative effect of applying the new standard to all outstanding contracts as at January 1, 2018 as an adjustment to opening retained earnings. The Company's initial assessment may change as it continues to refine these assumptions.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which made targeted improvements to the recognition and measurement of financial assets and financial liabilities. The update changes how entities measure equity investments that do not result in consolidation and are not accounted for under the equity method and how they present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The new guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. The guidance will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years and early adoption is permitted in some cases. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The update requires an entity to recognize right-of-use assets and lease liabilities on its balance sheet and disclose key information about leasing arrangements. It also offers specific accounting guidance for a lessee, a lessor and sale and leaseback transactions. Lessees and lessors are required to disclose qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The guidance will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years and early adoption is permitted, using a modified retrospective application.  The Company has started assessing the impact of this standard update on its consolidated financial statements and related disclosures and has determined that its drilling contracts contain a lease component. The adoption of this standard will result in increased disclosure of the Company's leasing arrangements and may affect the way the Company recognizes revenues associated with the lease and revenue components, according to its contract-specific facts and circumstances. The standard update could also introduce variability to the timing of the Company's revenue recognition compared to current accounting standards. Based on the analysis to date, the Company has assessed there is significant interaction between ASC 606 relating to revenue recognition from contracts with customers and ASC 842; therefore, the Company expects to adopt the updates concurrently, effective January 1, 2018, using the modified retrospective approach.

The Company is consulting with other drilling companies to fully determine recognition and disclosure under the new standard. The Company continues to make significant progress on its review of the standard to determine the effect the requirements could have on its consolidated financial statements and may change its initial assessment as it completes this process.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted only from January 1, 2019. Entities are required to apply the standard's provisions as a cumulative-effect adjustment to retained earnings as at the beginning of the first reporting period in which the guidance is adopted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments based on a consensus of the Emerging Issues Task Force (EITF), to address the classification of certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The standard will be effective for annual and interim periods beginning after December 15, 2017, with early adoption permitted. Entities are required to apply the guidance retrospectively. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Income taxes Intra-Entity Transfers of Assets other than Inventory, which requires companies to recognize the income tax effects of intercompany sales or transfers of assets, other than inventory, in the income statement as income tax expense (or benefit) in the period of sale or transfer occurs. The exception to recognizing the income tax effects of intercompany sales or transfers of assets remains in place for intercompany inventory sales and transfers, i.e. companies will still be required to defer the income tax effects of intercompany inventory transactions. The standard will be effective for annual periods beginning after 15 December 2017, with early adoption permitted. Entities are required to apply the guidance on a modified retrospective basis, with the cumulative effect adjustment to retained earnings at the beginning of the period of adoption. The Company is not early adopting this standard and expects to implement in the first quarter of 2018.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address classification of activity related to restricted cash and restricted cash equivalents in the cash flows.  The standard eliminates the presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents and restricted cash equivalents are presented in more than one line item on the balance sheet, a reconciliation of the totals in the cash flows to the related captions in the balance sheet are required, either on the face of the cash flow or in the notes to the Consolidated Financial Statements. Additional disclosures are required for the nature of the restricted cash and restricted cash equivalents. The standard will be effective for fiscal years beginning after 15 December 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its Consolidated Financial Statements and related disclosures.

Note 3 – Segment information

The Company provides harsh environment offshore drilling services to the oil and gas industry. The Company's performance is reviewed by the chief operating decision maker as one reportable segment, mobile units.

Revenues from the following customers accounted for more than 10% of the Company's consolidated revenues:

(In millions of US$)	Three month period ended March 31,
	2017	2016
Statoil	45%	37%
Conoco Phillips	43%	22%
TOTAL	12%	8%
ExxonMobil	—%	32%
Centrica	—%	1%
Total	100%	100%

Geographic segment data

Revenues are attributed to geographical segments based on the country of operations for drilling activities; that is, the country where the revenues are generated.  The following presents the Company's total operating revenue by geographic area:

(In millions of US$)	Three month period ended March 31,
	2017	2016
Norway	64.0	140.3
United Kingdom	8.6	11.3
Total	72.6	151.6

As of March 31, 2017, one of the Company's drilling units, with a net book value of $601.1 million, were located in the United Kingdom, all other units were located in Norway. As of December 31, 2016, one of the Company's drilling units, with a net book value of $610.3 million, was located in the United Kingdom and all other units were located in Norway. Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation

The effective tax rate for the three months ended March 31, 2017 and 2016 was 0.2% and 137.9%, respectively.  This means that we receive limited tax benefit from operating loss and financial items due to these losses mainly being assumed by subsidiaries in low or no tax jurisdictions.

Note 5 – Earnings per share

The computation of basic earnings per share ("EPS") is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three month period ended March 31,
	2017	2016
		Restated
Net loss attributable to shareholders	(56.4)	(4.9)
Effect of dilution	—	—
Diluted net loss attributable to stockholders	(56.4)	(4.9)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions of US$)	Three month period ended March 31,
	2017	2016
		Restated
Basic loss per share:
Weighted average number of common shares outstanding	24.1	24.1

Diluted loss per share:
Weighted average number of common shares outstanding	24.1	24.1
Effect of dilution	—	—
Diluted numbers of shares	24.1	24.1

Basic loss per share (US$)	(2.34)	(0.20)
Diluted loss per share (US$)	(2.34)	(0.20)

Note 6 – Accounts receivable

Accounts receivable are presented net of allowances for doubtful accounts. The allowance for doubtful accounts receivables at March 31, 2017 was $1.2 million (December 31, 2016: $1.2 million).

The Company did not recognize any bad debt expense in 2017 and 2016, but has instead reduced contract revenue for the disputed amounts.

Note 7 – Other current assets

(In millions of US$)	March 31, 2017	December 31, 2016

Reimbursable amounts due from customers	1.9	1.7
Deferred tax effect of internal transfer of assets – current portion	9.2	9.2
Prepaid expenses	2.8	1.3
Derivative financial instruments (1)	1.6	1.4
VAT receivables	1.2	0.8
Other	0.2	0.7
Total other current assets	16.9	15.1
(1)	Derivative financial instruments consist of unrealized gain on interest rate swaps. Additional disclosure has been provided in Note 17 "Risk management and financial instruments".

Note 8 – Drilling units

(In millions of US$)	March 31, 2017	December 31, 2016
Cost	4,129.9	4,128.2
Accumulated depreciation	(1,653.9)	(1,599.4)
Net book value	2,476.0	2,528.8
Depreciation expense for the three months ended March 31, 2017 and 2016 was $55.1 million and $56.7 million respectively.

Note 9 – Other non-current assets

(In millions of US$)	March 31, 2017	December 31, 2016
Deferred tax effect of internal transfer of assets - Long-term portion	81.9	83.7
Equipment	0.8	1.3
Total other non-current assets	82.7	85.0

Note 10 – Debt

As of March 31, 2017 and December 31, 2016, the Company had the following debt facilities:

(In millions of US$)	March 31, 2017	December 31, 2016
Credit facilities:
US$2,000 facility	991.6	1,033.3
US$475 facility (SFL Linus)	344.4	356.3
Total credit facilities principal	1,336.0	1,389.6

Bonds:
NOK1,500 bond *	175.5	174.7
US$600 bond **	600.0	600.0
Total bonds principal	775.5	774.7

Related party loans:
Loan from related party	125.0	125.0
Total debt principal	2,236.5	2,289.3

Less: current portion of long term debt	(1,043.1)	(1,084.8)
Less: Related party share of long term debt	(321.2)	(321.2)
Long-term portion of debt principal	872.2	883.3

*   Seadrill is the owner of 5.5% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 16 "Related party transactions".

** Seadrill is the owner of 31.1% of the bond, this portion is presented as a related party liability in the Company's consolidated balance sheet. Refer to Note 16 "Related party transactions".

The tables below show the debt issuance costs that are netted against the current and long-term debt for each of the periods presented:

Outstanding debt as at March 31, 2017
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,043.1	(4.4)	1,038.7
Long-term portion of debt	872.2	(2.2)	870.0
Related party share of long term debt	321.2	—	321.2
Total external debt	2,236.5	(6.6)	2,229.9

Outstanding debt as at December 31, 2016
(In $ millions)	Principal outstanding	Less: Debt Issuance Costs	Total Debt
Current portion of long-term debt	1,084.8	(6.3)	1,078.5
Long-term portion of debt	883.3	(2.8)	880.5
Related party share of long term debt	321.2	—	321.2
Total external debt	2,289.3	(9.1)	2,280.2

The outstanding external and related party debt as of March 31, 2017 is repayable as follows:

(In millions of US$)	Twelve months ending March 31
March 31, 2018	1,043.1
March 31, 2019	823.1
March 31, 2020	245.3
March 31, 2021	—
March 31, 2022	—
March 31, 2023 and thereafter	125.0
Total debt principal	2,236.5

Credit facilities

$2,000 million senior secured credit facility

In April 2011, the Company entered into a $2,000 million senior secured credit facility to fund the Company's acquisition of West Phoenix, West Navigator, West Alpha, West Epsilon, West Venture, and West Elara. The $2,000 million senior secured credit facility has a 6 year term payable quarterly with a balloon payment of $950 million at maturity. The maturity date was extended until September 14, 2017, and the outstanding balance is now presented in "Current portion of long-term debt". Refer to the sections below for more information. The loan bears interest of Libor plus 2.0% per annum.

$475 million secured term loan

In October 2013, SFL Linus Ltd entered into a $475 million secured term loan and revolving credit facility with a syndicate of banks to fund the acquisition of West Linus, which has been pledged as security. SFL Linus Ltd drew down on the loan at the delivery date of the rig in February 2014. The facility bears interest of LIBOR plus 2.75% and matures in June 2019. During the three months ended March 31, 2017 repayments were $11.9 million.

Bonds

NOK 1,500 million senior unsecured bond

On October 30, 2013, a NOK1,500 million senior unsecured bond was issued with maturity date October 2018. The bond bears interest at 3-months NIBOR plus a margin of 4.40%. The bond was subsequently swapped to US dollars with a fixed rate of 6.18% per annum until maturity. As at March 31, 2017, Seadrill is the holder of 5.5% of the bond, which amounts to $9.6 million (December 31, 2016: 5.5% or $9.6 million).

$600 million senior unsecured bond

On January 31, 2014, a $600 million senior unsecured bond was issued with maturity date January 2019. The notes bear a fixed coupon of 6.25%. As at March 31, 2017, Seadrill is the holder of 31.1% of the bond, which amounts to $186.6 million (December 31, 2016: 31.1% or $186.6 million).

Related party loans

Revolving credit facility with Seadrill

On January 31, 2017, the Company entered into a $25 million revolving credit facility with Seadrill. The facility was drawn by $21 million and then fully repaid within the quarter.

On April 25, 2017, the revolving credit facility was increased to $50 million and extended to June 30, 2017.

SFL Linus Ltd

Ship Finance granted SFL Linus Ltd a loan of $195 million in June 2013. The maturity date is June 30, 2029.  SFL Linus Ltd repaid $70 million in 2014, and the outstanding balance as of March 31, 2017 is $125 million. The proceeds of this loan were used to finance the acquisition of the West Linus. Refer to Note 20 for more information.

Covenants on credit facilities and unsecured bonds

Our credit facilities generally contain financial covenants as well as security provided to lenders in the form of pledged assets.

The full list of the Company's covenants are disclosed in the annual report on 20-F for the year ended December 31, 2015.

The Company's NOK 1,500 million senior unsecured bond, $2,000 million Senior Secured Credit Facility, and $475 million secured term loan are guaranteed by Seadrill. The financial covenants relating to these loans are Seadrill's financial covenants, which are measured at the Seadrill consolidated level. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal.

April 2016 Amendments to Senior Secured Credit Facilities, as extended in April 2017

On April 28, 2016, Seadrill and the Company executed temporary amendment agreements in respect of all their senior secured credit facilities. On April 4, 2017, we executed extensions to the covenant amendments and waivers expiring on June 30, 2017 to September 30, 2017. The maturity of our $2 billion senior secured credit facility has also been extended until September 14, 2017.

In addition, the key terms and conditions of these agreements are as follows:

●
Equity ratio: Seadrill is required to maintain a total equity to total assets ratio of at least 30.0%.  Prior to the amendment, both total equity and total assets are adjusted for the difference between book and market values of drilling units, as determined by independent broker valuations. The amendment removes the need for the market value adjustment from the calculation of the equity ratio until September 30, 2017.

●
Leverage ratio: Seadrill is required to maintain a ratio of net debt to EBITDA. Prior to the amendment the leverage ratio had to be no greater than 6.0:1, falling to 5.5:1 from October 1, 2016, and falling again to 4.5:1 from January 1, 2017.  The amendment retains the ratio at 6.0:1 until December 31, 2016, and then increases to 6.5:1 between January 1, 2017 and September 30, 2017.

●
Minimum-value-clauses: Seadrill's and the Company's secured bank credit facilities contain loan-to-value clauses, or minimum-value-clauses ("MVC"), which could require the Seadrill and the Company prepay a portion of the outstanding borrowings should the value of the drilling units securing borrowings under each of such agreements decrease below required levels.  This covenant has been suspended until September 30, 2017.

●	Minimum Liquidity: The aggregated minimum liquidity requirement for the group to maintain cash and cash equivalents of at least $150 million has been increased to $250 million.

Additional undertakings:

●
Further process: Seadrill and the Company have agreed certain undertakings on a temporary basis while further discussions with their lenders under its senior secured credit facilities remain ongoing. This includes agreements in respect of progress milestones towards the agreement of, and implementation plan in respect of, a comprehensive financing package.

●	Restrictive undertakings: Seadrill and the Company has agreed to additional near-term restrictive undertakings applicable during this process, including (without limitation) limitations in respect of:

◦	dividends, share capital repurchases and new total return swaps;

◦	incurrence and of certain indebtedness

◦	investments in, extensions of credit to or the provision of financial support for non-wholly owned subsidiaries;

◦	investments in, extensions of credit to or the provision of financial support for joint ventures or associated entities;

◦	acquisitions;

◦	dispositions;

◦	prepayment, repayment or repurchase of any debt obligations;

◦	granting security; and

◦	payments in respect of newbuild drilling units,

in each case, subject to limited exceptions.

●	Other changes and provisions:

◦	Undrawn availability: Seadrill and the Company have agreed to refrain from borrowing any undrawn commitments under its senior secured credit facilities.

◦	Fees: The Company has agreed to pay certain fees to its lenders in consideration of these extensions and amendments.

The Company is in compliance with all covenants as at March 31, 2017.

Note 11 – Other current liabilities

(In millions of US$)	March 31, 2017	December 31, 2016
Derivative financial instruments (1)	62.4	70.7
Accrued interest expense	12.1	18.6
Accrued expenses	9.7	14.7
Employee withheld taxes, social security and vacation payment	7.9	8.2
Withheld business taxes	1.7	4.0
Short term portion of deferred revenues	9.9	9.6
Total other current liabilities	103.7	125.8

(1)
Derivative financial instruments consist of unrealized losses on interest rate swaps, cross currency swaps and foreign exchange rate forwards. Additional disclosure has been provided in Note 17 "Risk management and financial instruments".

Note 12 – Other non-current liabilities

(In millions of US$)	March 31, 2017	December 31, 2016
Deferred revenue	8.5	10.3
Derivative financial instruments (1)	0.7	1.1
Non-current tax liabilities	6.4	6.7
Other	—	0.1
Total other non-current liabilities	15.6	18.2
(1)

Derivative financial instruments consist of unrealized losses on interest rate swaps, which are hedge accounted. Additional disclosure has been provided in Note 17 "Risk management and financial instruments".

Note 13 – Share capital

	March 31, 2017		December 31, 2016
Common shares of US$0.10 par value each	Shares	US$ millions	Shares	US$ millions

Authorized share capital	100,000,000	10.0	100,000,000	10.0

Issued and fully paid share capital	24,351,618	2.4	24,351,618	2.4
Treasury shares held by Company	(237,386)	—	(237,386)	—
Outstanding shares in issue	24,114,232	2.4	24,114,232	2.4

Note 14 – Accumulated Other Comprehensive Loss

(In millions of US$)	March 31, 2017	December 31, 2016
Actuarial loss relating to pension	(2.8)	(2.1)
Total accumulated other comprehensive loss, net of tax	(2.8)	(2.1)

For the actuarial loss related to pension, the accumulated applicable amount of deferred income taxes related to companies domiciled in Norway, where the tax rate is 24%, amounted to $0.8 million at March 31, 2017 (December 31, 2016 $0.5 million).

Note 15 – Pension benefits

The Company has a defined benefit pension plan covering substantially all employees in Norway. A significant part of this plan is administered by a life insurance company. In addition, the Company has a defined contribution plan for all new onshore employees. Under this scheme, the Company contributes to the employee's pension plan amounts ranging from five to eight percent of the employee's annual salary.

For onshore employees in Norway, continuing with the defined benefit plans, the primary benefits are retirement pension of approximately 66% of salary at retirement age of 67 years, together with a long-term disability pension. The retirement pension per employee is capped at an annual payment of 66% of the total of 12 times the Norwegian Social Security Base. Most employees in this group may choose to retire at 62 years of age on a pre-retirement pension. Offshore employees in Norway have retirement and long-term disability pension of approximately 60% of salary at retirement age of 67. Offshore employees on mobile units may choose to retire at 60 years of age on a pre-retirement pension.

During the period ended March 31, 2017 a number of employees left the Company and as a result the defined benefit scheme transfered the pension liability for these employees to the life insurance company administering the scheme. In addition, one of the defined benefit schemes is being closed down and the members transfered into a new defined contribution scheme. The difference between the reduction in benefit obligation and reduction in the plan assets transferred to the life insurance company has been recognized within "Total net pension cost". In addition, net unrecognized actuarial losses have been recognized as a result of the settlement within Total net pension cost. The net impact of the settlement was a gain of $0.3 million and has been recorded with vessel and rig operating expenses in the statement of operations.

The expenses for our defined benefit pension plans for the three month period ended March 31, 2017 and 2016 were as follows:

	Three month period ended March 31,
(In millions of US$)	2017	2016
Benefits earned during the period	0.6	1.6
Interest cost on prior years' benefit obligation	0.3	0.8
Gross pension cost for the period	0.9	2.4
Expected return on plan assets	(0.4)	(0.8)
Administration charges	—	0.2
Net pension cost for the period	0.5	1.8
Social security cost	0.2	0.3
Amortization of actuarial losses	—	0.4
Impact of Settlement	(0.3)	—
Total net pension cost	0.4	2.5

Employer Contributions

In the three month period ended March 31, 2017 and 2016, contributions of $0.7 million and $8.8 million, respectively, were made to the defined benefit pension plans.

The funded status of the defined benefit plan

(In millions of US$)	Three months ended March 31, 2017	Year ended December 31, 2016
Projected benefit obligations	54.4	60.5
Plan assets at market value	(52.0)	(57.8)
Accrued pension liability exclusive social security	2.4	2.7
Social security related to pension obligations	0.5	0.5
Accrued pension liabilities	2.9	3.2

Change in benefit obligations

(In millions of US$)	Three months ended March 31, 2017	Year ended December 31, 2016
Benefit obligations at beginning of the period	60.5	129.8
Current service cost	0.6	7.3
Interest cost	0.3	3.6
Change in unrecognized actuarial loss / (gain)	—	(28.0)
Settlement	(6.9)	(54.4)
Benefits paid	(0.5)	(3.0)
Foreign currency translations	0.4	5.2
Benefit obligations at end of the period	54.4	60.5

Change in pension plan assets

(In millions of US$)	Three months ended March 31, 2017	Year ended December 31, 2016
Fair value of plan assets at beginning of the period	57.8	97.0
Expected return on plan assets	0.4	3.7
Change in unrecognized actuarial loss	—	(0.3)
Administration charges	—	(0.2)
Contribution by employer	0.7	8.7
Settlement	(6.6)	(51.8)
Benefits paid	(0.5)	(3.0)
Foreign currency translations	0.2	3.7
Fair value of plan assets at end of the period	52.0	57.8

Note 16 – Related party transactions

The Company transacts business with the following related parties, being companies in which Seadrill's principal shareholder, Hemen Holdings Ltd. (herein referred to as "Hemen"), and companies associated with Hemen, have a significant interest:

- Seadrill

- Ship Finance International Limited ("Ship Finance")

- Frontline Management (Bermuda) Limited ("Frontline")

- Seatankers Management AS ("Seatankers")

- Archer Limited ("Archer")

- Sevan Drilling Limited ("Sevan")

The Company has entered into the following significant agreements with related parties:

Seadrill transactions

$600 million senior unsecured bond

Seadrill is the holder of 31.1% of the $600 million bond, which amounts to $186.6 million (December 31, 2016: 31.1% or $186.6 million). The bond was entered into in January 2014 with a fixed coupon of 6.25% and matures in January 2019. Interest due to Seadrill for the three months ended March 31, 2017 was $2.9 million (three months ended March 31, 2016: $2.9 million).

Revolving Credit Facility

On January 31, 2017, the Company entered into a $25 million revolving credit facility provided by Seadrill, maturing March 31, 2017. This interim funding arrangement has been put in place while broader restructuring negotiations continue at both companies. On April 25, 2017, the revolving credit facility with Seadrill was increased to $50 million and extended to June 30, 2017.The revolving credit facility bears interest of LIBOR plus 10%, and a commitment fee of 4% on the undrawn balance. The total interest and commitment fees charged for the three months ended March 31, 2017 amounted to $0.2 million (three months ended March 31, 2016: nil).

NOK 1,500 million senior unsecured bond

Seadrill is the holder of 5.5% of the NOK1,500 bond loan, which amounts to $9.6 million (December 31, 2016: 5.5% or $9.6 million). Interest due to Seadrill for the three months ended March 31, 2017 was $0.1 million (three months ended March 31, 2016: $0.1 million).

Financial covenants and debt guarantees

Seadrill provides a guarantee for the NOK 1,500 Bond, the $2 billion credit facility and the Ship Finance $475 million term loan and revolving credit facility. Under the terms of the agreements, Seadrill provides a guarantee for the credit facilities in exchange for amendments to the covenant package, principally replacing the Company's existing financial covenants with financial covenants within Seadrill's secured credit facilities. As such there are no separate financial covenants contained within the Company's credit facilities or NOK bond agreements. The guarantee fee charged by Seadrill is 0.3% per annum of the outstanding principal. The total guarantee fee for the three months ended March 31, 2017 was $1.3 million (three months ended March 31, 2016: $1.3 million). These fees are classified with "other financial items" on the statement of operations.  In addition, during the three months ended March 31, 2017, Seadrill has charged the Company certain restructuring costs that relate to the Company's outstanding secured credit facilities and bonds. Advisory fees totaling $2.9 million have been recognized within general and administration expenses, and lender fees of $2.8 million have been recognized within other financial items.

Performance guarantees

Seadrill provides performance guarantees in connection with the Company's drilling contracts, and charges the Company an annual fee of 1% of the guaranteed amount to provide these guarantees. The total amount of such guarantees was $130.0 million at March 31, 2017 and $130 million at December 31, 2016. The incurred fee was $0.3 million and $0.5 million for the three months ended March 31, 2017 and 2016, respectively. These fees are classified with "other financial items" on the statement of operations. The Company has agreed to reimburse Seadrill for all claims made against Seadrill under the performance guarantees.

Management services

North Atlantic Management provides all day-to-day management functions to the Company and its subsidiaries including operations support in accordance with the terms of the General Management Agreement. North Atlantic Management has contracted Seadrill Management Limited to provide corporate and senior management services in accordance with the terms of the Management and Administrative Services Agreement, including the provision of the Company's Chief Financial Officer. The agreement can be terminated by either party at 90 days' notice. In consideration of the services provided to the Company, the Company pays Seadrill a fee that includes the operating costs attributable to the Company plus a margin of 8%. For the three month period ended March 31, 2017 and 2016, Seadrill had charged North Atlantic Management a total fee of $4.3 million and $4.0 million, respectively, for providing the services under the Management and Administrative Services Agreement.

Sale of spare parts

During the three months ended March 31, 2016, North Atlantic Rigel Ltd, the wholly owned subsidiary of the Company that currently owns the investment in the West Rigel, sold certain spare parts to Seadrill. The parts were sold for a consideration of $2.4 million, representing the historical purchase price of the spare parts. The book value of the spare parts was written down to nil during the year ended December 31, 2015, when the West Rigel was classified as an asset held for sale and the carrying value of these spare parts was considered to be not recoverable. Consequently, a gain on disposal of $2.4 million has now been recognized in the Company's statement of operations during the period.

Other guarantees

Seadrill provides the company with various customs and rent guarantees relating to warehouses and offices in Norway. The total guaranteed was $2.9 million as at March 31, 2017 and $2.9 million at December 31, 2016.

Archer transactions

Engineering Services

North Atlantic Drilling received certain technical vessel and rig services from subsidiaries of Archer Ltd. The charged amount was $0.2 million and $0.8 million for the three month period ended March 31, 2017 and 2016, respectively. These amounts are included in vessel and rig operating expenses. Archer is a company in which Seadrill is a large shareholder.

Transactions with Sevan Drilling

Management services

From August 2015 to August 2016, pursuant to the secondment agreement with Sevan Drilling, our Chief Financial Officer was seconded to North Atlantic Management from Sevan Drilling Management AS, a subsidiary of Seadrill and Sevan Drilling Limited. The fee was nil and $0.2 million for the three month period ended March 31, 2017 and 2016, respectively.

Transactions with Frontline

Management Services

The Company and its subsidiaries incorporated in Bermuda receive corporate secretarial and certain other administrative services applicable to the jurisdiction of Bermuda from Frontline Management (Bermuda) Ltd. The fee was $0.1 million and $0.1 million for the three month period ended March 31, 2017 and 2016, respectively.  Frontline Management (Bermuda) Ltd. is a wholly owned subsidiary of Frontline Ltd., a company in which Hemen Holding Limited is a large shareholder.

Transactions with Seatankers

Management services

The Company receives corporate management and director services through Seatankers Management Norway AS. The fee was $0.0 million and $0.1 million for the three month periods ended March 31, 2017 and 2016, respectively. Seatankers Management Norway AS a company which is an affiliate of Hemen.

Ship Finance transactions

Sale and leaseback contract

The Company entered into sale and leaseback transaction with SFL Linus Ltd, a Ship Finance subsidiary, for the jack-up rig, West Linus, in June 2013.  The West Linus was sold for a total consideration of $600 million and then chartered back to North Atlantic Drilling on a bareboat charter in a period of 15 years. Under the sale and leaseback transaction North Atlantic Drilling was granted four repurchase options for the unit.  The West Linus was delivered from the yard in February 2014. Ship Finance also has an option to sell the rig back to North Atlantic Drilling at the end of the charter period.  As at March 31, 2017, the unit is reported under Drilling Units in the Company's balance sheet. Additional disclosure about the VIE has been provided in Note 19.

$125 million Loan Facility:

Ship Finance granted the VIE company, SFL Linus Ltd, an unsecured loan of $195 million in June 2013 to be repaid at the earlier of June 30, 2029 or date of sale of the West Linus rig. The proceeds of this loan were used to finance the acquisition of the West Linus. The loan did not bear interest until the rig was delivered from the yard. The loan was reduced to $125 million in the period ended March 31, 2014. As at March 31, 2017 the outstanding balance of the loan is $125 million (December 31, 2016: $125 million) and is presented as long term debt to related parties on our balance sheet. The facility bears an interest rate of 4.5% per annum. Interest charged for the three month period ended March 31, 2017 was $1.4 million (three month period ended March 31, 2016: $1.4 million).

Related Party Balances

(In millions of US$)	March 31, 2017	December 31, 2016
Related party receivables
Seadrill	9.2	10.7
Ship Finance International	—	0.5
Total related party receivables	9.2	11.2

Related party payables
Seadrill	47.6	35.9
Ship Finance International	0.8	0.7
Total related party payables	48.4	36.6

Long term debt to related party
US$600 Bond, Seadrill Ltd share 31.1%	186.6	186.6
NOK1,500 Bond, Seadrill Ltd share 5.5%	9.6	9.6
Long term related party loan from Ship Finance *	125.0	125.0
Total long term debt to related party	321.2	321.2

Receivables and payables with related parties arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled monthly in arrears.

Other than the loans specifically mentioned, the amounts due to and from Seadrill Limited and its subsidiaries under business operations are unsecured, interest-free and intended to be settled in the ordinary course of business.

Note 17 – Risk management and financial instruments

The majority of the Company's gross earnings from our drilling units are receivable in US dollars and the majority of the Company's other transactions, assets and liabilities are denominated in US dollars, the functional currency of the Company. However, the Company has operations and assets in countries with currency other than US dollars and incurs expenditures in other currencies, causing its results from operations to be affected by fluctuations in currency exchange rates, and to the impact of changes in currency exchange rates on primarily NOK denominated debt.  The Company is also exposed to changes in interest rates on floating interest rate debt. There is thus a risk that currency and interest rate fluctuations may have a positive or negative effect on the value of the Company's cash flows.

Interest rate risk management

The Company's exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps. The Company's objective is to obtain the most favorable interest rate borrowings available without risking exposure to fluctuating interest rates. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure.

Interest rate swap agreements not qualified for hedge accounting

As at March 31, 2017, the Company had interest rate swap agreements with an outstanding principal amount of $900 million (December 31, 2016: $900 million). The agreements do not qualify for hedge accounting, and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain from derivative financial instruments." The total fair value of the interest rate swaps outstanding at March 31, 2017 amounted to a gross and net liability of $7.6 million, and an asset of $1.6 million (December 31, 2016: gross and net liability $10.9 million, and an asset $1.4 million).

The Company's outstanding interest rate swap agreements as of March 31, 2017 were as follows:

Outstanding principal	Receive rate	Pay rate	Length of contract
(In US$ millions)
100	3 month LIBOR	2.74%	May 2012 - May 2017
200	3 month LIBOR	2.57%	June 2012 - June 2017
100	3 month LIBOR	2.56%	June 2012 - June 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	2.17%	Aug 2012 - Aug 2017
100	3 month LIBOR	1.15%	Dec 2012 – Dec 2019
200	3 month LIBOR	2.92%	Mar 2016 - Mar 2021

Interest rate hedge accounting

The Ship Finance subsidiary consolidated by the Company as a VIE, SFL Linus Ltd, (refer to Note 19 - Variable Interest Entities) has entered into interest rate swap agreements in order to mitigate its exposure to variability in cash flows for future interest payments on the loan taken out to finance the acquisition of West Linus. These interest rate swaps qualify for hedge accounting and any changes in their fair value are included in "Other comprehensive income". Below is a summary of the notional amount, fixed interest rate payable and duration of the interest rate swaps.

Outstanding principal	Receive rate	Pay rate	Length of contract
(in US$ Millions)
162.2	3 month LIBOR	1.77%	Dec 2013 - Dec 2018
4.0	2 month LIBOR	2.01%	Mar 2014 - Nov 2018
4.0	1 month LIBOR	2.01%	Mar 2014 - Oct 2018

The total fair value of the interest rate swaps outstanding at March 31, 2017 amounted to a liability of $0.7 million (December 31, 2016: a liability of $1.1 million). In the three month period ended March 31, 2017, the above VIE Ship Finance subsidiary has recorded fair value gains on interest rate swaps of $0.5 million (three month period ended March 31, 2016: $1.6 million fair value losses). Gains or losses are recorded by the VIE in "Other comprehensive income", but due to its ownership by Ship Finance this is allocated to "Non-controlling interest" in our statement of changes in equity.  Any change in fair value resulting from hedge ineffectiveness is recognized immediately in earnings. The VIE, and therefore North Atlantic Drilling, did not recognize any gain or loss due to hedge ineffectiveness in the consolidated financial statements during the three month period ended March 31, 2017 and 2016.

Cross currency interest rate swaps not qualified for hedge accounting

At March 31, 2017 the Company had outstanding cross currency interest rate swaps with a principal amount of $253.5 million (December 31, 2016: $253.5 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated statement of operations under "Gain from derivative financial instruments". The total fair value of cross currency interest rate swaps outstanding at March 31, 2017 amounted to a liability of $54.8 million (December 31, 2016: a liability of $59.8 million). The fair value of the cross currency interest rate swaps are classified within "Other current liabilities" in the balance sheet.

Foreign currency risk management

The Company occasionally uses foreign currency spot and forward contracts to manage its exposure to foreign currency risk on certain assets, liabilities and future anticipated transactions. Such derivative contracts do not qualify for hedge accounting treatment and are recorded in the balance sheet under "Other current assets" if the contracts have a net positive fair value, and under "Other current liabilities" if the contracts have a net negative fair value. The Company had no outstanding foreign currency forwards as at December 31, 2017 and December 31, 2016.

The gains and losses of the derivatives recognized in the Statement of Operations, which include net interest settlements on the agreements, were as follows:

(In millions of US$)	Three month period ended March 31,
	2017	2016
		Restated
Interest rate swaps	—	(6.8)
SFL Linus Interest rate swaps	(0.3)	(0.6)
Cross currency interest rate swap agreements	3.4	12.7
Foreign currency agreements	0.3	(0.3)
Total Derivatives Gain/(Loss)	3.4	5.0

Fair values

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017		December 31, 2016
(In millions of US$)	Fair value	Carrying value	Fair value	Carrying value
Cash and cash equivalents	42.9	42.9	68.7	68.7
Restricted cash	2.9	2.9	5.2	5.2
Long-term interest bearing debt (including the current portion)	1,263.4	1,336.0	1,312.0	1,389.6
$600 million fixed interest bond	90.9	413.4	109.0	413.4
NOK 1,500 million floating interest bond	60.3	165.9	68.0	165.1
$600 million fixed interest bond - owned by related party	41.1	186.6	49.0	186.6
NOK 1,500 million floating interest bond - owned by related party	3.5	9.6	4.0	9.6
Long term fixed interest loan to related party	78.4	125.0	75.0	125.0

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).

Level 1 input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The carrying value of cash and cash equivalents, which are highly liquid, and restricted cash, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt is derived using the Discounted Cash Flow (DCF) model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. We have categorized this at level 2 on the fair value measurement hierarchy.

The fair value of the $600 million bond and the NOK 1,500 million are based at the price it is trading at on March 31, 2017 and December 31, 2016. The Company has categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the loan provided by Ship Finance to SFL Linus Ltd is estimated using the DCF model. The cost of debt of 10.2% was used to estimate the present value of the future cash flows. The Company has categorized this at level 2 on the fair value measurement hierarchy. Refer to Note 16 - Related party transactions for more information.

Financial instruments that are measured at fair value on a recurring basis:

		March 31, 2017		December 31, 2016
(In millions of US$)	Fair value hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Interest rate swaps - current assets	Level 2	1.6	1.6	1.4	1.4

Liabilities
Interest rate swaps - short term liabilities	Level 2	7.6	7.6	10.9	10.9
Interest rate swaps qualified for hedge accounting - long term liabilities	Level 2	0.7	0.7	1.1	1.1
Cross currency swap - short term liabilities	Level 2	54.8	54.8	59.8	59.8

The fair values of interest rate swaps, cross currency swaps and forward exchange contracts are calculated using well-established independent valuation techniques, using the income method approach, applied to contracted cash flows and expected forecast of LIBOR and NIBOR interest rates, and counterparty non-performance risk assumptions as of March 31, 2017. The calculation of the credit risk in the swap values is subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumes the proportion of value recovered, given an event of default.

As of March 31, 2017 and December 31, 2016 liabilities or assets related to financial and derivative instruments are presented at gross amounts where the Company does not have the right of offset. The amounts are included in our fair value table above.

Credit risk

The Company has financial assets, including cash and cash equivalents, restricted cash, other receivables and certain amounts receivable on derivative instruments, mainly forward exchange contracts and interest rate swaps. These assets expose the Company to credit risk arising from possible default by the counterparty. The Company considers the counterparties to be creditworthy financial institutions and does not expect any significant loss to result from non-performance by such counterparties. The Company, in the normal course of business, does not demand collateral.

The credit exposure of interest rate swap agreements, currency option contracts and foreign currency contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is the Company's policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give the Company the legal right to discharge all or a portion of amounts owed to a counterparty by offsetting them against amounts that the counterparty owes to the Company.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S.  The Company considers these risks to be remote.

There is a concentration of credit risk with respect to revenue as the Company has customers that represent more than 10% of total revenues. Refer to Note 3  "Segment Information" for an analysis of the Company's revenue by customer.

Note 18 – Commitments and contingencies

Pledged assets

The book value of assets pledged under mortgages and overdraft facilities as at March 31, 2017 was $2,476.0 million.

Newbuilding Commitments

As of March 31, 2017, the Company no longer has any contractual commitments for the West Rigel semi-submersible rig, due to the arrangements made with the shipyard. Refer to Note 20 for more information.

Legal Proceedings

From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. Other than as disclosed below, we believe that the resolution of such claims will not have a material impact individually or in the aggregate on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our financial statements as of March 31, 2017.

Class action

In December 2014, a purported shareholder class action lawsuit, Fuchs et al. v. Seadrill Limited et al., No. 14-cv-9642 (LGS)(KNF), was filed in US Federal District Court in the Southern District of New York, alleging, among other things, that Seadrill and certain of its executives made materially false and misleading statements in connection with the payment of dividends. In January 2015, a second purported shareholder class action lawsuit, Heron v. Seadrill Limited et al., No. 15-cv-0429 (LGS)(KNF), was filed in the same court on similar grounds. In March 2015, a third purported shareholder class action lawsuit, Glow v. Seadrill Limited et al., No. 15-cv-1770 (LGS)(KNF), was filed in the same court on similar grounds. On March 24, 2015, the court consolidated these complaints into a single action. On June 23, 2015 the court appointed co-lead plaintiffs and co-lead counsel and ordered the co-lead plaintiffs to file a single consolidated amended by complaint by July 23, 2015.

The amended complaint was filed on July 23, 2015 including North Atlantic Drilling as a defendant.  It alleges, among other things, that Seadrill Limited, North Atlantic Drilling and certain of our and its executives made materially false and misleading statements in connection with the payment of dividends, the failure to disclose the risks to the Rosneft transaction as a result of various enacted government sanctions and the inclusion in backlog of $4.1 billion attributable to the Rosneft transaction.

The defendants filed their Motion to Dismiss the Complaint on October 13, 2015. The plaintiffs, in turn, filed their Opposition to the Motion to Dismiss on November 12, 2015 and Defendants filed the Reply Brief on December 4, 2015.

On June 21, 2016 the court issued an order granting the defendants' Motion to Dismiss. On July 15, 2016 the Court entered a judgment dismissing the Complaint with prejudice. The thirty days' appeal period has expired without appeal and the matter is therefore closed.

SEC enquiry

In addition, the Company has received voluntary requests for information from the U.S. Securities and Exchange Commission concerning, among other things, statements in connection with its payment of dividends, inclusion of contracts in the Company's backlog, and its contracts with Rosneft.

Other Matters

In February 2016 North Atlantic Drilling was notified of certain customer claims. The client withheld amounts from invoice payments due in the first quarter of 2016, which were settled in January 2017 for $34.7 million subsequent to the Consolidated Balance Sheet date. The settlement was reflected as at December 31, 2016 and $2.8 million of contract revenue has been reversed.

Note 19 - Variable Interest Entity (VIE)

As of March 31, 2017, the Company leased a jack-up rig from the VIE under a capital lease. The shares in North Atlantic Linus Ltd, which owned the jack-up rig, was sold by the Company to Ship Finance Ltd on June 30, 2013, while the West Linus rig was simultaneously leased back by the Company on a bareboat charter contract for a term of 15 years. The Company has four options to repurchase the unit during the charter period, and an obligation to purchase the asset at the end of the 15 year lease period.

The Company has determined that the Ship Finance subsidiary, which owns the rig, is a VIE, and that North Atlantic Drilling is the primary beneficiary of the risks and rewards connected with the ownership of the rig and the charter contract. Accordingly, the VIE is consolidated in our financial statements. The Company did not record any gain or loss from the sale of the shares, as the assets and liabilities continued to be reported at its original cost in the Company's balance sheet at the time of the transaction. At March 31, 2017, the asset is reported under Drilling unit in the Company's balance sheet. Refer also to Note 16 - Related party transactions for additional details about the sales and leaseback contract.

The following table gives a summary of the sale and leaseback arrangement, as of March 31, 2017:

Unit	Effective from	Sale value (in US$ millions)	First repurchase option (in US$ millions)	Month of first repurchase option	Last repurchase option (in US$ millions)	Month of last repurchase option
West Linus	June 30, 2013	600	370	On the 5th anniversary*	170	On the 15th anniversary*

* Anniversaries of the Drilling Contract Commencement Date

Ship Finance has a right to require North Atlantic Drilling to purchase the rig on the 15th anniversary for the price of $100 million if North Atlantic Drilling doesn't exercise the final repurchase option.

The bareboat charter rate is set on the basis of a Base LIBOR Interest Rate for the bareboat charter contract, and thereafter adjusted for differences between the LIBOR fixing each month and the Base LIBOR Interest Rate for the contract. A summary of the bareboat charter rate per day is given below. The amounts shown are based on the Base LIBOR Interest Rate.  These lease costs are eliminated on consolidation.

		(In thousands of US$)
Unit	Base LIBOR interest rate	2018	2019	2020	2021	2022
West Linus	1%	222	173	140	140	0

The assets and liabilities in the accounts of the VIE as at March 31, 2017 are as follows:

(In millions of US$)	March 31, 2017	December 31, 2016

Investment in Finance Lease	471.0	482.9
Amounts due from related parties	0.2	0.2
Total assets	471.2	483.1

Current portion of long-term debt	51.4	51.4
Short-term related party liability	0.8	0.7
Accrued expenses	0.4	0.1
Total current liability	52.6	52.2

Interest bearing debt	292.9	304.8
Long-term debt due to related parties	125.0	125.0
Derivative instruments - payable	0.7	1.1
Total non-current liabilities	418.6	430.9

Accumulated Other Comprehensive Income	—	(1.0)
Retained earnings	—	1.0
Total stockholders' equity	—	—

Total liabilities and stockholders' equity	471.2	483.1

Book value of the drilling unit in the Company's consolidated accounts	531.7	537.0

Supplementary cash flow information relating to the VIE

	Three month period ended March 31,
(In millions of US$)	2017	2016
Non-cash financing activities
Proceeds from long-term loans (1)	—	50.0
Long term loans netted-down with related party balances (1)	—	(50.0)
Dividend to non-controlling interests in VIE (2)	(4.0)	—

(1)	During the quarter ended March 31, 2017 the SFL Linus Ltd withdrew bank loans and made loans to its parent, Ship Finance International. These balances are presented net in the cash flow statement.

(2)	During the quarter ended March 31, 2017 SFL Linus Ltd that we consolidate declared dividends payable totaling $4.0 million to Ship Finance.

Note 20 - Asset held for Sale

On December 2, 2015, the Company signed an amendment with Jurong Shipyard ("Jurong") for the deferral of the delivery of the semi-submersible drilling unit, the West Rigel (the "Unit"). The deferral period originally lasted until June 2, 2016, but was then subsequently extended to July 6, 2017.

Following completion of the deferral period the Company and Jurong have agreed to form a Joint Asset Holding Company for joint ownership of the Unit, to be owned 23% by the Company and 77% by Jurong, in the event no employment is secured for the Unit and no alternative transaction is completed. Until the end of the deferral period, the Company will continue to market the unit for an acceptable drilling contract, and the Unit will remain at the Jurong Shipyard in Singapore. The Company and Jurong may also consider other commercial opportunities for the Unit during this period. However, based on current market conditions, management deems the most probable outcome to be that the Unit will be contributed to the Joint Asset Holding Company.

As a result, the Company classified the West Rigel drilling unit as "Held for Sale" in the Company's Balance Sheet.  This resulted in a loss being recognized in the year ended December 31, 2015 of $82.0 million, which was the difference between the net book value of the unit of $210.4 million, compared to the expected recoverable value of the Company's investment in the Joint Asset Holding Company of $128.4 million.  The loss was recognized in "Loss on disposal" in the Statement of Operations.

(In millions of US$)	Three months ended March 31, 2017	Year ended December 31, 2016
Opening balance at the beginning of the period	128.4	128.4
Closing balance at the end of the period	128.4	128.4

Note 21 - Subsequent Events

Amendments to our secured credit facilities

On April 4, 2017, the Company executed extensions to its covenant amendments and waivers contained within its secured credit facilities, which among other things, amend the equity ratio, leverage ratio, minimum-value-clauses, and minimum liquidity requirements, expiring on June 30, 2017 to September 30, 2017. In addition, the maturity date of the $2,000 million senior secured credit facility has been amended to from June 30, 2017 to September 14, 2017.

Revolving credit facility

On January 31, 2017, the Company entered into a $25 million revolving credit facility provided by Seadrill, maturing March 31, 2017. This interim funding arrangement has been put in place while broader restructuring negotiations continue at both companies. On April 25, 2017, the revolving credit facility with Seadrill was increased to $50 million and extended to June 30, 2017.